EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012

Table of Contents

INTRODUCTION	- 2 -
FIRST QUARTER 2012 HIGHLIGHTS AND SIGNIFICANT ITEMS	- 2 -
OVERVIEW	- 3 -
SUMMARIZED FINANCIAL RESULTS	- 7 -
RESULT OF OPERATIONS	- 10 -
FINANCIAL POSITION AND LIQUIDITY	- 15 -
FAIR VALUE OF FINANCIAL INSTRUMENTS	- 21 -
OUTSTANDING SHARE DATA	- 22 -
OFF BALANCE SHEET ARRANGEMENTS	- 22 -
RELATED PARTY TRANSACTIONS	- 22 -
ALTERNATIVE PERFORMANCE MEASURES	- 22 -
SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES	- 23 -
CONTROLS AND PROCEDURES	- 23 -
ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013	- 25 -
RISK FACTORS	- 26 -
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	- 26 -
CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES	- 27 -

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Mercator Minerals Ltd. (“Mercator”, “the Company”, “us”, “we” or “our”) and its subsidiaries. The MD&A of the Company’s financial position and results of operations should be read in conjunction with Mercator’s unaudited condensed consolidated interim financial statements and the related notes for the three months ended March 31, 2012 and March 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all currency amounts are in United States dollars and all tabular amounts are in millions.

This MD&A has been prepared as of May 10, 2012. The board of directors of Mercator has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to any who requests it from the Company.

This MD&A contains “forward-looking information” and “forward-looking statements” that are subject to risk factors set out under the caption “Cautionary Note Regarding Forward-Looking Information”. The reader is cautioned not to place undue reliance on forward-looking statements.

FIRST QUARTER 2012 HIGHLIGHTS AND SIGNIFICANT ITEMS

❖
Mineral Park Mine production for the first quarter of 2012 totalled 20.1 million copper equivalent pounds, comprised of 9.9 million pounds of copper in concentrates and cathode, 2.3 million pounds of molybdenum in concentrates and 211,431 ounces of silver. During the quarter, recoveries were 72.6% and 70.9%, respectively, for copper and molybdenum (which is lower than normal recoveries due to the processing of oxide stockpiles during the period), with average throughput being a record of 48,666 short tons per day (tpd). The 2012 copper equivalent production is calculated using a molybdenum / copper ratio of 4.53, based on the Company’s estimated 2012 metal prices, including copper hedges.

❖	Revenue was $65.2 million for the first quarter of 2012, an increase of $9.4 million, or 17%, over the comparable three months of 2011.

❖	Gross profit was $17.9 million for the first quarter of 2012, an increase of $1.9 million, or 12% over the comparable three months of 2011.

❖
Total cash cost* for the three months ended March 31, 2012 was $2.31 per pound of copper produced and $11.75 per pound of molybdenum produced as compared to $2.50 per pound of copper produced and $14.48 per pound of molybdenum produced in the comparable three months of 2011, or 8% and 19%, respectively lower.

❖	Operating profit for the three months ended March 31, 2012 was $10.4 million (16% of total revenues), representing a $1.2 million increase, or 13% increase, over the comparable three months of 2011.

❖
Net loss was $20.5 million ($0.08 basic and diluted per share) for the three months ended March 31, 2012 as compared to a net loss of $6.2 million ($0.03 basic and diluted per share) for the comparable three months of 2011. Adjusted net income* was $1.5 million as compared to adjusted net loss of $2.8 million for the three months of 2011.

❖
Cash flows from operating activities were $2.5 million or $0.01 per share*(basic) for the three months ended March 31, 2012, compared to $8.5 million or $0.04 per share* (basic) for the comparable three months of 2011.

❖
The Company invested $5.9 million in mineral property, plant and equipment for the three months ended March 31, 2012. $2.5 million was invested at the Mineral Park Mine for various projects including a turbine to power grid interconnect facility, water treatment facilities, and light vehicles. An additional $3.4 million was invested at El Pilar primarily for the acquisition of change in soil use permits and engineering design work at the El Pilar project.

*These are alternative performance measures.  Please see “Alternative Performance Measures” section on page 22 of this MD&A.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

❖	Subsequent to the end of the period, on April 5, 2012, the Company announced the resignation of Gavin Thomas and the appointment of Daniel Tellechea to the Board of Directors.

Three Month Overview	March 31
	2012	2011
Gross sales revenue ($ millions)	65.2	55.8

Copper in concentrate produced (lbs millions)	9.0	9.0
Total cash cost* per pound of copper in concentrate produced ($)	2.39	2.52

Cathode copper produced (lbs millions)	0.9	0.5
Total cash cost* per pound of cathode copper produced ($)	1.44	2.26

Total copper produced (lbs millions)	9.9	9.5
Total cash cost* per pound of copper produced ($)	2.31	2.50

Molybdenum in concentrate produced (lbs millions)	2.3	1.0
Total cash cost* per pound of molybdenum in concentrate produced ($)	11.75	14.48

Copper sold (lbs millions)	7.9	8.8
Molybdenum sold (lbs millions)	2.3	1.0

Net loss for the period ($ millions)	(20.5)	(6.2)
Loss per common share (basic) ($)	(0.08)	(0.03)

Cash flow from operating activities ($ millions)	2.5	8.5
Cash, restricted cash & short-term deposits ($ millions)	33.4	33.3

          *These are alternative performance measures. Please see “Alternative Performance Measures” section on page 22 of this MD&A.

OVERVIEW

The Company is a natural resource company engaged in the mining, development, and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park Mine (“Mineral Park”), a producing copper/molybdenum mine located near Kingman, Arizona; USA, its 100% owned El Pilar (“El Pilar”) copper development project located in Northern Mexico in the state of Sonora; and its 100% owned El Creston (“El Creston”) molybdenum exploration and development project located in Northern Mexico, in the state of Sonora.

The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”), which owns Mineral Park, from Equatorial Mining North America, Inc. in 2003. El Pilar was acquired in December 2008, through the acquisition of Stingray Copper Inc. El Creston was acquired in June 2011, through the acquisition of Creston Moly Corp.

Mineral Properties

Unless otherwise indicated, Mercator has prepared the technical information ("Technical Information") in this MD&A based on information contained in the technical reports and news releases, material change reports, quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator, Stingray Copper Inc., or Creston Moly Corp’s company profile on SEDAR at www.sedar.com. Some of the information in this MD&A has been updated for events occurring subsequent

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

to the date of the technical reports. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents, which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President of MPI, a Qualified Person as defined by NI 43-101 supervised the preparation of and verified and approved the technical information contained in this MD&A in respect of Mineral Park. Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration & Evaluation, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of El Pilar contained in this MD&A. Dave Visagie, P. Geo, the Company’s Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of El Creston contained in this MD&A.

Mineral Park

For the quarter ended March 31, 2012, Mineral Park produced 9.9 million pounds of copper and 2.3 million pounds of molybdenum. During the first half of the first quarter 2012, copper production was impacted by the processing of harder ore portions of the Turquoise pit at the mine. Taking into consideration the harder than expected ore in the Turquoise pit portion of the mine, on January 16, 2012, the Company announced plans to accelerated the installation of a pebble crusher in the Semi Autogenous (“SAG”) mill circuit. A pebble crusher was expected to reduce the size of the material being re-circulated in the SAG mill with the objective of helping increase mill throughput.

At the beginning of 2012 and prior to committing to the pebble crusher, the Company initiated a program of testing the SAG mill circuit grinding capacity and has been successful in identifying the optimized size and quantity of grinding media and operating parameters in the two SAG mills. This has enabled the mill to process a blend of harder ore from the Turquoise pit at the designed throughput rate of 50,000 tpd. From the beginning of the year to February 15, 2012, the average mill throughput was 44,748 tpd. After the implementation of the SAG mill changes, the average throughput for the period of February 16 to March 31, 2012, was 52,650 tpd. The average daily throughput for the first quarter of 2012 was a record of 48,666 tpd. Due to the successful optimization of the mill, the Company has currently deferred the decision to install the aforementioned pebble crusher.

Recoveries in the first quarter 2012 were 72.6% and 70.9%, respectively for copper and molybdenum. The harder ore necessitated blending and processing of stockpiled ore material that had higher than normal oxide levels. This resulted in lower recoveries than normal, however, sulphide recoveries were 82.5% for copper and 74.7% for molybdenum for the first quarter 2012. Processing of the stockpiled partially oxidized ore material has now been completed.

For the three months ended March 31, 2012, $2.5 million was invested at Mineral Park for property, plant, and equipment. Additional capital spending of approximately $6.5 million is estimated for Mineral Park for the remainder of 2012. The investments for 2012 include approximately $3.0 million for the turbine to grid interconnect facility discussed below, $1.6 million for crusher hopper modifications, $1.3 million for water treatment facilities, and the remaining $3.1 million for light vehicle / large engine replacements and various sustaining capital.

In order to optimize the natural gas turbine at Mineral Park, the Company is planning on installing a turbine to grid interconnect facility that should allow for full turbine power optimization of up to 40 megawatts. The total cost of this is interconnect facility is estimated to be $3.0 million, with $0.6 million of which was incurred as of March 31, 2012. The turbine to grid interconnect facility is expected to be in service in the third quarter of 2012.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

2012 Mineral Park Outlook

On May 4, 2012, the Company updated its production guidance for Mineral Park for 2012 to produce approximately 89.0 million copper equivalent pounds (1) during 2012. This compares to the prior guidance issued by the Company in January 2012, which estimated production of 90 to 100 million copper equivalent pounds (1).

Revised 2012 Production Guidance	1st qtr 2012		Forecast 2Q - 4Q 2012	Total Revised 2012 Forecast
Copper in concentrate (million lbs)	9.0		30.0	39.0
Cathode copper (million lbs)	0.9		2.7	3.6
Total Copper (million lbs)	9.9		32.7	42.6

Molybdenum in concentrate (million lbs)	2.3		8.1	10.4
Silver (000 ounces)	211		335.2	546
Copper equivalent (1) (million lbs)	20.1		69.5	89.6

Milled tons (million tons)	4.4		13.7	18.1

Copper grade (%)	0.140		0.137	0.138
Molybdenum grade (%)	0.036		0.039	0.039
Copper recoveries (%)	72.6	(2)	80.0	78.3
Molybdenum recoveries (%)	70.9	(2)	75.0	74.1

(1)	Copper equivalent calculated using a molybdenum/copper ratio of 4.53 in 2012.
(2)	Recoveries are lower in the first quarter of 2012 as a result of processing partially oxidized ore stockpiles, which stockpiles have been fully depleted.

The Company believes the previously disclosed impact of hard ore on mill throughput has now been resolved. During the first quarter of 2012, harder than expected ore reduced mill throughput rates, which resulted in lower than expected copper production. The updated guidance is based on the concentrator achieving design throughput levels of 50,000 tpd, with a hard ore blend of up to 40% of total mill feed. This threshold has been determined based on periods of operation with different ratios of hard ore in the mill feed.

The 2012 mine plan at the Mineral Park includes mining through the transition from supergene enriched copper material into primary hypogene copper mineralization. Mining of the transition zone has encountered a lower percentage of higher-grade supergene copper mineralization than expected from the mineral resource model, resulting in a lower copper grade from this material than anticipated, while molybdenum grades are unaffected.

Approximately 20 percent of the material expected to be processed under the 2012 mine plan is comprised of transition zone ores. The Company believes that, as mining passes through the transition zone, copper grade and tonnage reconciliation should better correlate with the block model since the copper grades in hypogene mineralization both within and below the transition zone is less subject to the variability associated with secondary enrichment. Overall, the transition zone represents a small percentage of the overall mineral resource and the life-of-mine mineral reserves for the Mineral Park.

The Company is presently evaluating the impact on the five year mine plan of mining other areas of the deposit that have a component of similar transitional material.  As there is less transitional material post 2012, it is expected to have less impact on production in 2013 and beyond.  Once fully assessed the Company will provide updated future guidance.

As a result of the lower head grade currently being mined in the transition zone, the impact of harder ore and the high oxide material processed through the mill in the first quarter 2012, the Company has revised its 2012

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

production guidance accordingly. As discussed above, the revised guidance is also based on the 50,000 tpd average throughput for the balance of the year.

As noted in a news release dated April 10, 2012, blending of partially oxidized stockpiled ore through the mill during the first quarter 2012 reduced metal recoveries. Processing of the partially oxidized stockpile has since been completed and recoveries have returned to normal.

The Company’s operating goals for Mineral Park in 2012 are to maximize cash flows by: (1) increasing throughput rates to 50,000 tpd and beyond, 2) lowering cash costs* of production for copper to $2.20 per pound and molybdenum to $10.00 per pound, and 3) sustaining targeted recovery rates for copper to 80% and molybdenum to 75% through the year.

El Pilar

On November 9, 2011, the Company filed the El Pilar Project 2011 Feasibility Study Update, a Canadian Securities Administrators NI 43-101 compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The El Pilar Feasibility Study supported the development of a robust economically feasible copper project at the Company’s wholly owned El Pilar project in northern Mexico based on the assumption in the technical report.

The El Pilar project is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage. Run-of-mine (“ROM”) material will be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and SX/EW processing to produce an average of 73.0 million pounds of copper in cathodes per year for the life of the mine, or approximately 33,100 metric tonnes of copper cathode annually. A majority of the power required by the El Pilar project would be produced as a by-product of the sulphur burning acid plant, with backup and additional power requirements supplied by a power line connecting to the national grid. The project, which uses a life-of-mine average copper price assumption of $2.82 per pound, generates a NPV8% of $335.0 million and an IRR, after tax, of 35.7%. For readers to fully understand these project highlights, they should be read in conjunction with the study, which is intended to be read as a whole and should not be read or relied upon out of context and is subject to the assumptions and qualifications contained in that report.

Plans at El Pilar for 2012 include ensuring this attractive copper project achieves construction-ready status as soon as possible while continuing to find value accretive financing for the development of the project. The Feasibility Study identified opportunities to improve the project’s economics, including reducing the lift heights on the leach pad from six meters to three meters. The Company expects to release the optimized Feasibility Study during 2012, which will capture the anticipated benefits of the shorter lift heights.

Currently, the El Pilar project is well advanced on its goal towards becoming construction ready. In December of 2011, the majority of the project land area was purchased from the local Ejido and an agreement to purchase the remainder was reached including a long-term lease until sale is finalized. During the first quarter of 2012, the land use permit fee was paid and the project is now fully permitted to commence construction. Right of way agreements for the power transmission line, access road, and railroad spur are well advanced with completion expected in the second quarter of 2012. Engineering work is approximately 25% complete.

The Company is currently focused on a dual track process of financing the project through its current banking syndicate and a high-yield bond offering, or deferring the project until market conditions improve. The Company hopes to make a decision during 2012. Once construction has begun, the Company anticipates a construction time line of fifteen months before initial cathode copper production and an additional three months to complete the construction of the sulphuric acid plant. The Company’s ability to progress this project towards a construction decision and eventually into production is dependent on its ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

El Creston

The summary of technical information below is derived from the technical report titled “Preliminary Economic Assessment El Creston Project Opedepe, Sonora, Mexico” (the “PEA Report”) a NI43-101 compliant technical report, filed by the Company’s wholly owned subsidiary Creston, on December 16, 2010, see “Mineral Properties” above to understand the limits on this summary. El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a PEA Report the El Creston project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA Report, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the El Creston project could generate a NPV (discount rate of 8%) of $562.0 million and an Internal Rate of Return (“IRR”), after tax, of 22.3%. For readers to fully understand these project highlights, they should be read in conjunction with the study, which is intended to be read as a whole and should not be read or relied upon out of context and is subject to the assumptions and qualifications contained in that report.

The Company expects to file an updated NI 43-101 technical report on El Creston in the second half of 2012, after which a decision on the development timetable for the El Creston project may be made. In 2012 the Company will complete ongoing environmental studies. In addition, a limited program of geological mapping and sampling will be completed over selected areas to determine whether additional zones of molybdenum mineralization occur on the El Creston property. The Company’s ability to progress this project towards a construction decision and eventually into production is dependent on its ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.

In November, 2011 and February, 2012, the Company’s wholly owned subsidiary, Exploraciones Global SA de CV (“Exploraciones”), the Mexican entity that holds the rights to the Company’s El Creston property, was served in connection with two lawsuits filed in Mexican agrarian court by certain members of the Ejido (village) that previously owned the surface land in question.   These lawsuits seek to nullify the surface ownership right transfers of two parcels of land, Parcels 38 and 39, which transfers were originally negotiated by Exploraciones and the Ejido in 2007, and legally and finally effectuated and registered in March of 2011.  The suits claim that the Notices of Intent to sell the surface land ownership rights to Exploraciones were not properly given.  These Notices of Intent implement a right of first refusal process that is required under Mexican law to allow certain parties (to whom the Agrarian Law affords such right of first refusal) an opportunity to purchase the parcels for the same price and on the same terms being offered by the intended purchaser.

Hearings on the Parcel 39 lawsuit were held in December 2011, January, March and April of 2012, and the agrarian judge is scheduled to release his verdict on May 11, 2012.   The trial of the Parcel 38 litigation is also scheduled to commence on May 11, 2012.  The Company believes that the Notices of Intent were accurately and properly executed, and that the complaints have no merit and that it will prevail in this litigation.  The outcome of these matters is indeterminable.  Any settlement resulting from resolution of these matters will be accounted for in the period of settlement.

SUMMARIZED FINANCIAL RESULTS

The Company recorded a net loss of $20.5 million ($0.08 basic and diluted per share) for the three months ended March 31, 2012 as compared to net a net loss of $6.2 million ($0.03 basic and diluted per share) for the three months ended March 31, 2011. The increase in net loss recorded in 2012 as compared to 2011 was primarily due to $27.2 million of unrealized losses due to changes in the mark-to-market value of the Company’s forward sales of copper offset by unrealized gains due to changes in the mark-to-market value of the Company’s share purchase warrants of $1.0 million compared to losses of $7.5 million and gains of $5.8 million for both respectively for the three months ended March 31, 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

(in millions)	Three Months Ended March 31,
	2012	2011
Net loss	$(20.5)	$(6.2)
Add:
Unrealized loss on derivative instruments	27.2	7.5
Unrealized gain on share purchase warrants	(1.0)	(5.8)
Deferred income tax recovery	(5.3)	-
Stock based compensation expense	1.1	1.7
Adjusted Net Income (Loss)*	$1.5	$(2.8)

*These are alternative performance measures. Please see “Alternative Performance Measures” section on page 22 of this MD&A.

The following tables present our unaudited selected quarterly results of operations for each of the last eight quarters. This data has been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments (consisting solely of normal recurring adjustments) for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2011 and 2010.

(in millions, except per pound and share amounts)	Three Months Ended
	2012	2011				2010
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Revenues $	65.2	70.7	64.0	72.4	55.9	56.4	50.8	44.9

Copper sold (pounds) (1) (3)	7.9	10.8	10.4	10.2	8.8	9.6	9.0	5.9
Molybdenum in concentrate sold (pounds) (2) (3)	2.3	2.3	1.9	1.6	1.0	1.6	1.2	1.1

Average realized copper price $/lb (3)	4.06	3.60	3.32	4.32	4.44	3.09	3.45	4.73
Average realized molybdenum price $/lb (3)	14.14	13.44	14.56	16.93	15.65	16.71	15.16	15.18
Average COMEX copper price $/lb (3)	3.78	3.41	4.07	4.16	4.38	3.92	3.28	3.18
Average molybdenum spot price $/lb (3)	14.24	13.33	14.54	16.56	17.32	15.65	14.86	16.52

Operating profit $	10.4	9.3	6.3	17.8	9.2	12.25	10.1	9.8
Unrealized gain (loss) on derivative instruments $	(27.2)	(18.3)	89.5	8.2	(7.5)	(62.5)	(64.8)	15.4
Unrealized gain (loss) on stock purchase warrants $	1.0	1.1	20.3	8.5	5.8	(23.3)	(13.3)	14.9

Net income (loss) $	(20.5)	(32.9)	106.8	24.0	(6.2)	(80.0)	(70.7)	22.9

Net income (loss) per share $	(0.08)	(0.13)	0.43	0.12	(0.03)	(0.41)	(0.36)	0.12

Cash flow from operating activities $	2.5	1.7	23.5	21.5	8.5	11.7	14.2	(4.6)
Cash and cash equivalents (including restricted cash) $	33.4	42.9	36.7	37.4	33.3	46.2	46.7	44.6
Total assets $	605.3	612.9	603.3	599.1	426.6	422.6	388.0	381.7

(1)
The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods M+1 or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and to Hayden, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 20,000 wmt per year in years 2012-2013 and 70,000 dry metric tonnes (dmt) in 2012-2017.

(2)
The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are freight-on-board (“FOB”) mine site. Current off-take agreement is an evergreen contract (with 12 months mutual notification of termination) for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

(3)	This is a non-IFRS performance measure and is furnished to provide additional information.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

The Company recorded a net loss of $20.5 million for the three months ended March 31, 2012 (March 31, 2011 – net loss of $6.2 million), and as at March 31, 2012, had an accumulated deficit of $147.9 million (December 31, 2011- $133.3 million) and working capital deficiency of $54.1 million (December 31, 2011 - working capital deficiency of $116.3 million).

In finalizing the December 31, 2011 annual consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities, Project Financing and Equipment Loans as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 included $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the otherwise non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. The Company subsequently obtained waivers from the lending institutions under its Credit Facilities and Project Financing and as of March 31, 2012, is no longer in breach of these debt arrangements.  As at March 31, 2012 the scheduled payments of greater than one year, including $82.2 million (Credit Facility), $15.0 million (Project Financing), and $1.8 million (Equipment Loans), have been classified as long-term liabilities. The pre-construction credit facility (“PCF”) of $25.7 million has a maturity date of January 3, 2013 and has been classified within current liabilities as at March 31, 2012.

The working capital deficiency at December 31, 2011 also includes certain overdue accounts payable totaling $20.5 million. At March 31, 2012, the overdue accounts payable totaled $21.2 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012.  There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

	Three Months Ended March 31,
	2012	2011
Average Copper COMEX Price	$3.78	$4.38
Average Realized Copper Price (excluding forward sales)	4.06	4.44
Average Molybdenum Spot Price	14.24	16.88
Average Molybdenum Realized Price	14.14	15.65

The Company’s copper production that exceeds the amount of copper forward sales is exposed to the fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales). The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods one month forward (“M+1”), three month forward (“M+3”), or four months forward (“M+4”) (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt). Current destinations include China through the port of Guaymas, Mexico and domestically to smelters in Arizona. The Company is responsible for freight, insurance, smelting, documentation fees, and refining costs. Current off-take agreements with one broker include 20,000 wmt per year in years 2012-2013 and 70,000 dry metric tons (dmt) in 2012 – 2017.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

The Company has an agreement with a broker on spot sales for 100% of Mineral Park’s cathode production.

The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of sale to the buyer. Concentrate sales are FOB the mine site. The current off-take agreement is an evergreen contract (with 12 months mutual notification of termination) with one broker for 100% of molybdenum production, with terms and conditions renewed on an annual basis. For molybdenum concentrate sales during the first 15 days of each month the quotational period shall be M+1. For all cargo readiness notices issued for the balance of each month the quotational period shall be M+2. The Company records the unsettled copper and molybdenum concentrate sales at the end of the period at the estimated price of the forward quotational period.

The Company believes that in the near, medium and long term, given the strength in the prices of commodities that it produces, the outlook for its operations at Mineral Park will continue to improve and that the El Pilar and El Creston project will remain very attractive growth assets.

There can be no assurance, however, that copper and molybdenum prices and demand will remain strong. Material decreases in copper and molybdenum prices and or demand may have a material adverse effect on the Company’s operating results and financial condition for any copper volumes exceeding the copper forward sales and all of its molybdenum production.

RESULT OF OPERATIONS

Revenues generated by the Company from metals sales and other items during the three months ended March 31, 2012 totaled $65.2 million on the Company’s shipped production of 7.1 million pounds of copper in concentrates (8.4 million pounds for the first quarter of 2011), 2.3 million pounds of molybdenum (1.0 million pounds for the first quarter 2011) 0.1 million ounces of silver (0.1 million ounces for Q1 2011) and 0.8 million pounds of cathode copper (0.4 million pounds for the first quarter 2011). The average realized price for copper during the three months ended March 31, 2012, was $4.06 per pound, compared to $4.44 per pound for 2011 or a 9% decline. The average COMEX spot price for copper was $3.78 per pound in the first quarter of 2012 as compared to $4.38 per pound in the first quarter of 2011, a 14% decline. The average realized sales price for molybdenum was $14.14 per pound in the first quarter of 2012 as compared to $15.65 per pound for the first quarter of 2011, a 10% decline. The average spot price for molybdenum was $14.24 per pound in the first quarter of 2012 as compared to $16.88 per pound in the first quarter of 2011, a 16% decline.

(in millions)	Three Months Ended March 31,
	2012	2011
Revenue	$65.2	$55.8
Copper in concentrate sold (pounds)	7.1	8.4
Copper in cathode sold (pounds)	0.8	0.4
Molybdenum in concentrate sold (pounds)	2.3	1.0
Silver in concentrates sold (ounces)	0.1	0.1

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Operating Revenue and Expense

Revenue

(in millions)	Three Months Ended March 31,
	2012	2011
Revenue
Copper revenue	$32.2	$39.1
Molybdenum revenue	32.0	15.7
Silver revenue	1.0	0.9
Other revenue	-	0.1
	$65.2	$55.8

Consolidated revenues generated during the three months ended March 31, 2012 were $65.2 million, an increase of $9.4 million, or 17%, from revenues of $55.8 million for the three months ended March 31, 2011. Consolidated revenues increased due to a 1.3 million pound increase of production and sales of molybdenum concentrate for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. The $16.3 million increase in molybdenum concentrate revenue was partially offset by a $6.9 million decrease in copper revenue. Copper concentrate production in the first quarter of 2012 was equal to copper concentrate production in the first quarter of 2011 however, due to timing of shipments, copper in concentrate inventory increased by 1.1 million pounds in the first quarter of 2012, resulting in lower sales volumes of copper concentrate. In addition, as previously discussed, realized prices for both copper and molybdenum were lower for the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Copper Revenue Analysis
(in millions, except realized price)
	2012	2011
Three Months Ended March 31, pounds sold	7.9	8.8
Realized price per pound sold (excluding forward sales)	$4.06	$4.44
Three Months Ended March 31 - Copper revenue	$32.2	$39.1

The realized price for copper sold in the above table, excludes the effects of the copper forward sales contracts. A total of 8.8 million pounds of copper forward sales pounds equivalents were delivered in the three months ended March 31, 2012 at an average contract price of $3.05 per pound. The $6.4 million (March 31, 2011 - $11.0 million) realized loss on the copper forward sales contracts is recorded in the Realized Loss on Derivative Liabilities within the Statement of Comprehensive Income/Loss.

The Company has 18.9 million pounds of copper forward sales for the remaining nine months of 2012 at an average price of $3.05 per pound. The Company’s copper production that exceeds the amount of copper forward sales is exposed to fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).

Molybdenum Revenue Analysis
(in millions, except realized price)
	2012	2011
Three Months Ended March 31, pounds sold	2.3	1.0
Realized price per pound sold	$14.14	$15.65
Three Months Ended March 31 - molybdenum revenue	$32.0	$15.7

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Operating Expense

For the three months ended March 31, 2012, the Company processed a record average of 48,666 tpd of ore, compared to an average of 29,166 tpd for the three months ended March 31, 2011 and 44,264 tpd for the three months ended December 31, 2011.

Key operating statistics for Mineral Park are presented below:

Production	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
- Copper in concentrate (000s lbs.)	9,004	10,106	9,343	10,434	8,949
- Copper cathode (000s lbs.)	866	1,186	1,117	748	540
- Molybdenum in concentrate (000s lbs.)	2,268	2,287	1,977	1,762	1,008
- Silver in concentrate (oz.)	211,431	204,041	178,164	180,569	158,668
Mining
Waste (tons)	2,633,204	1,738,970	1,290,948	1,488,758	1,771,635
- Ore (tons)	4,219,888	3,827,136	2,960,740	2,682,298	2,556,265
- Leach (tons)	817,416	1,124,797	1,447,456	1,208,897	1,060,097
- Total material mined (tons)	7,670,509	6,690,903	5,699,143	5,379,952	5,387,999
Milling
- Tons processed	4,428,622	4,072,242	3,325,922	2,935,659	2,624,947
- Tons processed per day	48,666	44,264	36,151	32,260	29,166
- Copper grade (%)	0.14	0.16	0.18	0.23	0.23
- Molybdenum grade (%)	0.036	0.039	0.039	0.041	0.035
- Silver grade (opt)	0.140	0.112	0.097	0.105	0.143
Recoveries
- Copper (%)	72.6	80.1	77.2	76.6	74.8
- Molybdenum (%)	70.9	71.6	76.6	73.6	54.6
- Silver (%)	33.3	44.6	55.0	58.7	42.4
Copper Concentrate
- Dry tons produced	25,295	26,574	24,806	27,484	30,233
- Copper grade (%)	17.8	19.0	18.8	19.0	14.8
- Silver grade (opt)	8.36	7.68	7.18	6.57	5.25
Molybdenum Concentrate
- Dry pounds produced	4,671,071	4,855,567	4,061,087	3,681,878	2,062,740
- Molybdenum grade (%)	48.5	47.1	48.7	47.9	48.9
On site Operating Costs (1) ($/t milled)	$9.19	$9.62	$11.38	$11.83	$11.93
Pounds of copper produced (000s lbs.)	9,869	11,292	10,460	11,182	9,489
Total cash cost per pound (1) produced
-Copper in concentrate	$2.39	$2.33	$2.49	$2.27	$2.52
-Cathode copper	$1.44	$1.05	$1.36	$1.42	$2.26
-Total copper	$2.31	$2.23	$2.37	$2.21	$2.50
-Molybdenum in concentrate	$11.75	$10.43	$10.99	$12.18	$14.48

(1) The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a co-product production basis. Site cash costs (including site administration) are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS. Please see “Alternative Performance Measures” section on page 22 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

(in millions)	Three Months Ended March 31,
	2012	2011
Cost of Sales
Mining and processing	$38.4	$32.4
Freight, smelting & refining	9.0	7.4

Mining and processing expenses increased by $6.0 million during the three months ended March 31, 2012, as compared to the three months ended March 31, 2011. The increases in mining and processing costs were primarily related to the increase in costs associated with the expansion of mine operations and mill operating capacity at Mineral Park over the past two years.

Freight, smelting and refining charges increased by $1.6 million for the three months ended March 31, 2012, as compared to the March 31, 2011.  The increase in freight, smelting and refining charges are primarily due to an increase in volume of molybdenum concentrate shipped in the three months ended March 31, 2012 as compared to volume of molybdenum concentrate shipped in the three months ended March 31, 2011.

(in millions)	Three Months Ended March 31,
	2012	2011
Other Operating Expenses
Administration	$7.3	$6.3
Exploration expenditures	0.3	0.5

Administration expenses increased by $1.0 million during the period ending March 31, 2012 as compared to the three months ended March 31, 2011. The increase in administration expense is primarily due to increases in employee benefits, casualty and liability insurance, financial consulting services, and an increase in corporate governance costs partially offset by a decrease in stock based compensation.

For the period ending March 31, 2012, exploration expenditures decreased by $0.2 million as compared to the three months ended March 31, 2011. For the first quarter of 2012, exploration expenses were related to securing land and permits for the El Creston project. El Pilar is now in the development stage and did not incur any exploration expenses in the first quarter of 2012.

Amortization and depreciation of mineral properties, plant, and equipment for the three months ended March 31, 2012 was $5.1 million (March 31, 2011 - $3.0 million) of which $5.0 million (March 31, 2011 - $2.9 million) of the amortization and depreciation is included in the mining and processing expenses. The remaining $0.1 million of the amortization and depreciation expense for the three months ended March 31, 2012 and 2011 is included in administration expense. Amortization and depreciation of mineral properties, plant, and equipment increased by $2.1 million for the period ending March 31, 2012 as compared to the three months ended March 31, 2011. This increase is primarily due to the commencement of depreciation on the Phase 2 expansion of Mineral Park and related gas turbine that were placed in service during the third quarter of 2011.

Stock based compensation expense for the three months ended March 31, 2012 was $1.1 million (March 31, 2011 – $1.7 million), which is included in administration expense.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

(in millions)	Three Months Ended March 31,
	2012	2011
Other Income (Expenses)
Finance expense	$(2.7)	$(2.4)
Realized loss on derivative instruments	(6.8)	(11.3)
Unrealized loss on derivative instruments	(27.2)	(7.5)
Unrealized gain on share purchase warrants	1.0	5.8
Foreign exchange loss	(0.5)	-

Finance expense increased by $0.3 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. The increase in finance expense is primarily due the pre-construction credit facility entered into on June 22, 2011.

Realized loss on derivative instruments for copper futures and interest rate swaps was $6.8 million and $11.3 million for the three months ended March 31, 2012 and 2011, respectively. Both of these arrangements were entered into as part of the new credit facility in April 2010 and are comprised of the following:

(in millions)	Three Months Ended March 31,
	2012	2011
Realized loss-copper futures	$6.4	$11.1
Realized loss-interest swaps	0.4	0.2
	$6.8	$11.3

Unrealized loss on derivative instruments was $27.2 million for the three months ended March 31, 2012 compared to a $7.5 million loss for the three months ended March 31, 2011. The 2012 and 2011 losses relate to the decrease in estimated fair value of derivative liabilities for mark to market on the copper forward contracts and the interest rate swap arrangement.  As of March 31, 2012, the derivative instruments are valued at an average of $2.96 per pound for copper, while the COMEX spot price of copper was $3.82 per pound at March 31, 2012 and $4.30 per pound at March 31, 2011. The estimated fair values of derivative liabilities were $67.2 million and $40.0 million as at March 31, 2012 and December 31, 2011, respectively.

Unrealized gains on share purchase warrants were $1.0 million for the period ending March 31, 2012. This represents a decrease in the fair value of the liability related to the share purchase warrants compared to unrealized gains of $5.8 million for the comparable three months ended March 31, 2011.

For the three months ended March 31, 2012, the Company incurred foreign currency exchange losses of $0.5 million compared to foreign currency exchange losses of nil for the three months ended March 31, 2011.

While the functional currency of the Company is the United States dollar, the Company has monetary assets and liabilities denominated in the Canadian dollars and Mexican pesos.

Transactions denominated in foreign currencies have been translated into US dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the period-end exchange rate. Foreign currency differences are recognized in comprehensive income (loss) in the same period in which they arise.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Income Taxes

Income tax recovery for the three months ended March 31, 2012 was $5.3 million (2011 - nil). The effective tax rate of 21% is lower than expected because the Company had unrecognized deferred tax assets that were utilized in the year to offset taxable income. The income taxes were nil in the first quarter of 2011 because the Company had losses in the prior year and the deferred tax asset arising from these losses had not been recognized.

FINANCIAL POSITION AND LIQUIDITY

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at Mineral Park.

During 2011, the Company completed the construction of the Phase 2 mill expansion at Mineral Park and declared commercial production at the end of the third quarter in 2011. The Company has reported operating income of $10.4 million and $9.2 million for the three months ending March 31, 2012 and March 31, 2011, respectively. The Company also reported cash flow from operations of $2.5 million for the period ended March 31, 2012 compared to cash flow from operations of $8.5 million for the three months ended March 31, 2011.

The Company expects during 2012 metal production growth to continue at Mineral Park as the Company has developed solutions to processing the previously discussed hard ore portions of the Mineral Park, while also achieving operating efficiencies. Recoveries at the concentrator continue to improve (aside from the temporary processing of partially oxidized stockpiled ore, which has been completed). This incremental increase in metal production is expected to be sold at market rates (not subject to forward sales). Based on these factors, the Company expects its operating income, cash flow, and working capital balances to increase during the remainder of 2012.

As at March 31, 2012, the Company had $33.4 million in cash, cash equivalents and restricted cash, and a working capital deficiency of $54.1 million. This compares to $37.4 million in cash, cash equivalents and restricted cash, and working capital deficiency of $19.7 million as at March 31, 2011 and $42.9 million in cash, cash equivalents, restricted cash, and working capital deficiency of $116.3 million as at December 31, 2011.

See above in Summarized Financial Results for discussion of changes in working capital deficiencies as at March 31, 2012 and December 31, 2011.

Included in the working capital deficiencies is $20.9 million and $11.4 million for current derivative liabilities as at March 31, 2012 and December 31, 2011, respectively. Also included in the March 31, 2012 working capital deficiency is the current portion of estimated long-term debt payments of $48.8 million. This includes $24.8 million for the PCF and $24.0 million for the credit facility.

While the Company believes the fundamentals of copper and molybdenum in the future are positive, the Company has structured a copper price risk management program in support of the Mineral Park financing.

(in millions)	Three Months Ended March 31,
	2012	2011
Cash provided by (used in)
Net cash from operations	$2.5	$8.5
Financing activites	(6.1)	(1.3)
Investing activities	(5.9)	(20.1)
Decrease in cash and cash equivalents	$(9.5)	$(12.9)

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Cash Flow from Operations

Cash flow from operations for the three months ended March 31, 2012 was $2.5 million compared to $8.5 million for the three months ended March 31, 2011. Cash flow from operations for the three months ended March 31, 2012 were negatively impacted by the lower than expected average throughput due to the hard ore processing experienced in the first months of 2012 and lower than expected concentrate recoveries for the first quarter of 2012 due to processing of partially oxidized ore stockpiles. This resulted in lower than expected copper concentrate production and sales. Also, negatively impacting cash flow from operations in the three months ended March 31, 2012 was a $5.1 million increase in non-cash working capital balances. The Company increased inventories by $5.8 million, primarily due to an increase in copper concentrate inventory at March 31, 2012 of 1.1 million pounds. The Company also reduced its accounts payable and accrued liabilities by $3.0 million, which were partially offset by a reduction in accounts receivable of $3.2 million.

Financing Activities

During the first quarter of 2012 the Company made scheduled principal payments totaling $6.1 million. This included $4.8 million for the Credit Facilities, $0.7 million for the Project Financing, and $0.6 million for the Equipment Loans.

This compares to principal payments of $4.8 million for the Credit Facilities and $0.3 million for the Equipment Loans for the first quarter of 2011. These principal payments in the first quarter of 2011 were partially offset by proceeds of $2.1 million from share purchase warrants exercised, $1.1 million from stock options exercised, and $0.5 million from the Project Financing proceeds.

Credit Facilities

On April 26, 2010 the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities; this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The non-revolving Credit Facility is comprised of a $100.0 million term loan.  Repayments on the non-revolving credit facility are made via quarterly principal repayments of approximately $4.8 million commencing March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with a maturity date of April 26, 2014. The full amount is payable at maturity. The maturity date is subject to an annual extension option at the Lenders’ discretion. As of March 31, 2012 and December 31, 2011, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest was set at LIBOR plus 4.5% per annum. The interest rate as of March 31, 2012 was based on the 1-month LIBOR rate and was approximately 4.74%.

The Credit Facilities are collateralized by principal operating  assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mercator Mineral Park Holdings Ltd, which directly owns all of the shares of MPI.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined in the Credit Agreement, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision was limited to prepayment aggregating $30.0 million, and has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $4.7 million until May 22, 2012. The Company estimates the March 31, 2012 quarterly cash sweep payment to be $0.3 million due on May 22, 2012. The Company has accordingly classified the combined cash sweeps due of $5.0 million within current liabilities as at March 31, 2012.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves.  In finalizing the December 31, 2011 consolidated financial statements, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company was required to classify the total amount of the Credit Facilities as a current liability as at December 31, 2011.

The Company subsequently obtained waivers from the lending institutions under its Credit Facilities and is no longer in breach of this debt covenant. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio. As at March 31, 2012, $82.2 million of payments scheduled greater than one year have been classified as long term liabilities.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

The estimated minimum principal payments and cash sweeps due for each of the four succeeding years are as follows:

Year	Description	Amount
2012	Principal	$14,286
2012	Cash Sweeps	4,988
2013	Principal	19,048
2014	Principal	49,048
2015	Principal	18,820
		$106,190

In connection with the closing of the Credit Facilities, the Company entered into forward sales of copper totaling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound ($2.96 per pound on remaining notional quantities as of March 31, 2012), net of all costs.  The quantities forward sold and the net weighted average prices to be received outstanding at March 31, 2012 are set out as follows:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Year	Annual average price	Copper (lbs)
2012	$3.05	18,862,729
2013	$2.98	24,630,015
2014	$2.93	22,725,223
2015	$2.89	20,688,154
2016	$2.88	3,836,039
Total	$2.96	90,742,160

The copper forward contracts had outstanding notional amounts of 90.7 million pounds of copper as at March 31, 2012 (December 31, 2011 – 99.6 million pounds).  At March 31, 2012, the Company has recorded a derivative liability of $65.9 million related to these copper forward contracts, of which $20.3 million relates to derivative contracts maturing in less than one year, and $45.6 million relates to derivative contracts with a maturity date greater than one year. The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates, and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

These interest rate swaps had outstanding notional amounts of $38.1 million as at March 31, 2012 (December 31, 2011 - $40.5 million).  The notional amount decreases over the period as payments are made.  At March 31, 2012, the Company had recorded a liability with a fair value of $1.2 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.6 million relates to derivative contracts with a maturity date greater than one year. In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

During the three months ended March 31, 2012, the Company recorded a realized loss of $0.4 million (three months ended March 31, 2011 – $0.3 million) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

Project financing

On October 21, 2010, a subsidiary of the Company entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at Mineral Park the “Project Financing”. The maximum amount available under the Loan Agreement was $20.8 million. The Company incurred transaction costs of $0.6 million in connection with Project Financing.  This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the loan agreement of $20.8 million was drawn at January 24, 2011.  Principal repayments of $0.25 million are required to be made monthly in eighty-four installments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011.   Interest on this facility is based on 1-month LIBOR plus 3% per annum.  Principal repayments began on June 15, 2011.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common shares of its subsidiary that holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

During 2011 a subsidiary of the Company provided intercompany loans to another subsidiary of the Company, which holds the Project Financing. In finalizing the December 31, 2011 consolidated financial statements, the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

related to allowable indebtedness as at December 31, 2011. Due to the breach of covenants, as at December 31, 2011, the Company was required to classify all amounts due under the loan agreements as current liabilities. The Company has subsequently obtained waivers from the lending institution under its Projecting Financing and is no longer in breach of this covenant. As at March 31, 2012, $15.0 million of payments scheduled greater than one year have been classified as long-term liabilities.

Investing Activities

The Company invested $5.9 million in mineral property, plant and equipment for the three months ended March 31, 2012. Mineral Park invested $2.5 million for various projects including a turbine to power grid interconnect facility, water treatment facilities, and light vehicles. An additional $3.4 million was invested at El Pilar primarily for the acquisition of change in soil use permits and engineering design work at the El Pilar project.

Contingent Liabilities

Included in the Company’s March 31, 2012 restricted cash and accounts payable and accrued liabilities is $2.6 million for a finder’s fee contingent liability. This liability, which relates to a Finder’s Fee dispute, was incurred in May 2007 by Creston Moly prior to the Company’s June 2011 acquisition of Creston Moly. The matter is currently before the British Columbia Supreme Court, which has not released it decision.

In 2009, MPI was issued a Notice of Violation (“NOV”) by the Arizona Department of Environmental Quality (“ADEQ”) for commencing the milling operation prior to being issued the final Air Quality Permit for the mill expansion. The Company is in process of negotiating a final settlement to the NOV. The Company has included an appropriate estimate of the settlement in accounts payable and accrued liabilities. The Company expects to reach a settlement agreement with the ADEQ in 2012.

Table of Commitments

(in millions)
	Total	2012	2013-2014	2015-2016	Thereafter
Non-revolving credit facility	$76.2	$19.3	$38.1	$18.8	$-
Accounts payable and accrued liabilities	47.0	47.0	-	-	-
Derivative liabilities (a)	67.2	14.9	36.1	16.2	-
Revolving credit facility	30.0	-	30.0	-	-
Creston pre-construction credit facility	25.0	-	25.0	-	-
Provision for site restoration and closure (b)	19.1	-	-	-	19.1
Project financing for gas turbine	18.4	2.2	6.0	6.0	4.2
Equipment loans (c)	3.4	1.3	2.0	0.1	-
Total	$286.3	$84.7	$137.2	$41.1	$23.3

a)	Derivative liabilities include the fair value for the forward contracts for copper of $65.9 million and the fair value of interest rate swaps of $1.3 million.

b)	Total undiscounted costs after including the effects of inflation expected to be incurred during the years 2034 - 2043.

c)
Equipment loans repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.65% to 7.44% maturing at various dates ranging from April 2012 to January 2016. All term loans are collateralized by certain mining equipment purchased under respective equipment loans.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to the Mineral Park was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park site. The present value of future site closure and restoration obligations was determined using the expected inflation rate of 4.0% (2010 – 4.0%) and a discount rate of 3.35% (2011 – 2.9%).  The change in discount rate at March 31, 2012 to 3.35% resulted in a decrease in the net present value of the site reclamation and closure liability of $1.1 million with a corresponding decrease in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2011 – 23 to 48 years).  As at March 31, 2012, the net present value of the discounted cash flows required to settle the obligation was $9.8 million (December 31, 2011 - $10.8 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

On May 1, 2012, Mineral Park Inc. received a notice from the Bureau of Land Management (BLM) requesting an interim financial guarantee of $1.0 million for reclamation of BLM administered lands within the Mineral Park operation. The Company has included the estimated cost of this reclamation in its provision for site reclamation and closure. The Company is investigating the options of appeal, timing and type of financial guarantee that are available.

Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to sell 100% of its silver production from Mineral Park over the life of the mine for an upfront payment of $42.0 million (the “Deposit”). Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the total ounces of silver delivered to Silver Wheaton times the lower of $3.90 per ounce (“fixed price”) or the market price. In addition, for ounces of silver delivered when the market price exceeds the fixed price, the Company will receive a credit to its deposit liability for those ounces delivered times the difference of market price less the fixed price. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton. As at March 31, 2012, the refundable portion of the Deposit was $9.6 million (December 31, 2011 - $14.0 million). During the three months ended March 31, 2012, the Company delivered or accrued 134,091 ounces (three months ended March 31, 2011 – 124,034 ounces) of silver to Silver Wheaton.

Capital Management

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2012. At March 31, 2012, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis. Planned development and exploration of its mineral properties and other expansionary plans will likely be financed as the Company’s activities have been financed historically, through the sale and issuance of shares and other securities by way of private placements or through commercial financing arrangements.  At March 31, 2012, the Company is subject to externally imposed capital requirements under its Credit Facilities, Project Financing and certain equipment loans.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, pre-construction credit facilities, credit facilities and derivatives (including share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short-term nature and high liquidity of these instruments.

Fair value of environmental and land reclamation bonds approximates their carrying value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively adjusted for the Company’s credit risk.

The fair value for the long-term debt, project financing, the PCF, equipment loans and approximates book value using current rates of interest.  The fair value of the long-term debt, project financing and the PCF as at March 31, 2012 was approximately $103.1 million, $17.9 million, and $24.8 million, respectively (December 31, 2011 was $107.4 million, $18.6 million and $24.3 million, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level	Techniques
1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2012 and December 31, 2011, the fair value hierarchy of financial instruments measured at fair value is as follows:

	March 31		December 31
(in thousands)	2012		2011
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Land reclamation bond	$-	$1,367	$-	$1,364
Environmental bond	-	2,167	-	2,164
Financial Asset total	$-	$3,534	$-	$3,528

Financial Liabilities
Derivative Instruments	$-	$67,163	$-	$40,011
Share purchase warrants	348	9,596	599	10,343
Financial Liabilities total	$348	$76,759	$599	$50,354

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

OUTSTANDING SHARE DATA

As at May 10, 2012, there were 259,055,229 issued common shares, 12,192,283 exercisable stock options, and 18,417,251 shares purchase warrants outstanding.

	Common Shares Issued and Outstanding	Stock Options Outstanding	Total Purchase Warrants Outstanding
December 31, 2011	259,014,300	14,221,819	24,411,801
Granted	-	700,000	-
Expired / Cancelled / Forfeited	-	(2,770,511)	(5,994,550)
Exercise Options / Warrants	22,819	(22,819)	-
March 31, 2012	259,037,119	12,128,489	18,417,251
Granted	-	100,000	-
Expired / Cancelled / Forfeited	-	(18,096)	-
Exercise Options / Warrants	18,110	(18,110)	-
May 10, 2012	259,055,229	12,192,283	18,417,251

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties.

a.	Included in accounts payable as at March 31, 2012 was nil (December 31, 2011 - $2.6 million) due to a former director and officer in connection with his retirement and resignation from the Company.

b.	Legal fees - the Company paid or accrued nil (December 31, 2011 – $0.2 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

ALTERNATIVE PERFORMANCE MEASURES

This MD&A includes alternative performance measures that are furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures may not be comparable to similar data presented by other mining companies and the measures do not have any standardized meaning under IFRS. These performance measures should not be considered in isolation as a substitute for measures of performance included in the Company’s consolidated financial statements and the related notes for the period ended March 31, 2012 and March 31, 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

The following table below provides a reconciliation of these alternative performance measures to the most directly comparable IFRS measure.

Adjusted Net Income

The Company defines Adjusted Net Income as net income before unrealized gain/loss on derivative instruments, unrealized gain/loss on share purchase warrants, stock based compensation, future income taxes, and one-time executive severance. We present Adjusted Net Income because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present Adjusted Net Income when reporting their results.

(in millions)	Three Months Ended March 31,
	2012	2011
Net loss	$(20.5)	$(6.2)
Add:
Unrealized loss on derivative instruments	27.2	7.5
Unrealized gain on share purchase warrants	(1.0)	(5.8)
Deferred income tax recovery	(5.3)	-
Stock based compensation expense	1.1	1.7
Adjusted Net Income (Loss) *	$1.5	$(2.8)

Adjusted Net Income per Share

The adjusted net income per share measure is determined from net income for the period as shown on the statement of comprehensive income while adding back unrealized gain/loss on derivative instruments and unrealized gain/loss on share purchase warrants, both as shown on the statement of comprehensive income, divided by the basic weighted average number of shares outstanding for the period.

Cash Cost per Pound

The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a co-product production basis. Site cash costs including site administration cost and silver revenue as a credit are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally.

Cash Flows from Operating Activities per Share

The cash flows from operating activities per share measure is determined from cash flows from operating activities for the period divided by the basic weighted average number of shares outstanding for the period.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Refer to the Company’s December 31, 2011 audited Financial Statements (note 3) for the Company’s significant accounting policies and estimates.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2011. In response to internal control material weakness identified at December 31, 2011, the Company implemented additional controls as described below during the first quarter of 2012. Based on the evaluation at December 31, 2011 and the additional controls, management, the CEO and the CFO have concluded that the design and operation of the disclosure controls and procedures were effective as of March 31, 2012.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for the design and effectiveness of internal control over financial reporting (ICFR) as defined by National Instrument 52-109. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

The Company uses the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Framework) to design ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of internal control over financial reporting as at December 31, 2011. Based on this assessment, management, the CEO and the CFO concluded that the Company‘s ICFR were not effective due to the material weaknesses noted below.

Ineffective controls at the entity level - The Company determined that two deficiencies existed within the entity-level controls related to the control environment, risk assessment, and monitoring function, resulting in a material weakness in each of these respective components. The deficiency in each of these individual COSO components represents a separate material weakness. The Company‘s management determined that the weaknesses were primarily attributable to a lack of an effective budgeting process and a company-wide code of conduct.

In 2011 there were several new additions to the board of directors and management. Subsequent to joining the Company, the board of directors and management have been working together to address deficiencies and formalize processes to enhance overall corporate governance. The Company has already implemented a budgeting process for 2012 and management presented a budget to the board of directors for approval. The Company is in the process of enhancing its corporate governance policies and the board of directors will revise or implement, and approve new corporate governance charters or policies (as applicable) addressing the governance and nominating committee, and code of business conduct and ethics which are being adopted going forward.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Ineffective controls to ensure the appropriate review and monitoring of its compliance with certain of its debt covenants – The Company determined that it does not have effective controls over the monitoring of compliance with debt covenants which has resulted in the existence of covenant violations and the reclassification of long-term debt as a current liability at December 31, 2011.

During the first quarter of 2012, the Company has initiated processes to ensure all debt transactions are reviewed and accounted for correctly. This includes a comprehensive checklist to assess and document compliance with all debt covenants.

Management believes that the remediation plans effectively remediate these material weaknesses, subject to testing in fiscal 2012 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than changes related to remediation plan activities, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by Management’s Discussion and Analysis.

Limitation of Controls and Procedures

Any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013

Consolidation Accounting

On May 12, 2011 the International Accounting Standards Board (IASB) issued IFRS 10 Consolidated Financial Statements, which replaces IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB revisited the definition of "control”, which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders' equity, but would result in a significant presentation impact. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. It also eliminates the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13 – Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Financial instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial instruments and on hedge accounting continues to apply. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015.

RISK FACTORS

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this MD&A, including all documents incorporated by reference, and the risks described below, before making an investment in the Company’s securities. The Company’s securities are subject to, among others, the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment in the Company’s securities may be lost. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially, and adversely affect the Company’s business operations.

For a comprehensive list of the Company’s risk factors, please refer to the Company’s December 31, 2011 MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements", are not historical facts, and indicate our expectations and are made as of the date of this MD&A and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production, projected mine life, completion dates for the development of the Company’s project, future copper and molybdenum prices (including the long-term estimated prices used in calculating the Company’s mineral reserves), end-use demand for copper and molybdenum, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and will proceed as expected; (4) the construction and operation of the El Pilar Project will continue to be viable operationally and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

economically and will proceed as expected; (5) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations. (6) ability to manage Credit Facilities and vendor payables; (7) ability to achieve future waivers, if required; and (8) ability to raise funding to meet future capital needs

Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other factors: (1) weak commodity prices and general metal price volatility; (2) the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; (7) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar and Mexican Peso/US dollar exchange rates (8) the Company’s dependence on third parties for smelting and refining its metals; (9) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (10) risks involved in current or future litigation or regulatory proceedings and (11) future changes that may occur in the life-of-mine plan and/or the ultimate pit design.  The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present during operations or if and when an undeveloped project is actually developed.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this MD&A and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes.

The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks Factors” sections. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss, and dilution. The mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources would be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” or “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information contained in this press release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.